                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                SCHEDULE 14D-1
             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                     AND
                                 SCHEDULE 13D
                              (AMENDMENT NO. 2)
                                 CONRAIL INC.

                          (Name of Subject Company)

                         NORFOLK SOUTHERN CORPORATION
                       ATLANTIC ACQUISITION CORPORATION

                                  (Bidders)
                   COMMON STOCK, PAR VALUE $1.00 PER SHARE
           (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)
                                 208368 10 0
                    (CUSIP Number of Class of Securities)
                       SERIES A ESOP CONVERTIBLE JUNIOR
                      PREFERRED STOCK, WITHOUT PAR VALUE
           (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)
                                NOT AVAILABLE
                    (CUSIP Number of Class of Securities)
                             JAMES C. BISHOP, JR.
                         EXECUTIVE VICE PRESIDENT-LAW
                         NORFOLK SOUTHERN CORPORATION
                            THREE COMMERCIAL PLACE
                         NORFOLK, VIRGINIA 23510-2191
                          TELEPHONE: (757) 629-2750
           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidder)
                               with a copy to:
                            RANDALL H. DOUD, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                          TELEPHONE: (212) 735-3000
                          CALCULATION OF FILING FEE

  TRANSACTION VALUATION*       AMOUNT OF FILING FEE**
      $12,243,317,910                $2,448,664

* For purposes of calculating the filing fee only. This calculation assumes the purchase of all outstanding shares of Common Stock, par value $1.00 per share (the "Common Shares"), and Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares"), of Conrail Inc. (the "Company") at $115 net per share in cash. According to information in the Company's Proxy Statement Supplement mailed to Company shareholders on or about December 24, 1996, as of December 5, 1996, 82,244,475 Common Shares and 7,303,920 ESOP Preferred Shares were outstanding. Also, according to information included in the Tender Offer Statement on Schedule 14D-1, dated December 6, 1996, filed with the Securities and Exchange Commission by CSX Corporation ("CSX") and attributed to the Company, on November 27, 1996, 8,263,682 Common Shares were reserved for issuance pursuant to outstanding employee stock options or upon conversion of the ESOP Preferred Shares. Also according to such Schedule 14D-1, pursuant to a Stock Option Agreement, dated as of October 14, 1996, by and between the Company and CSX, the Company has granted CSX the option to purchase in certain circumstances up to 15,955,477 Common Shares.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Atlantic Acquisition Corporation for such number of Shares. Payment of the filing fee due in connection herewith has been completely offset by a previous payment by Bidders in the amount of $2,456,439. Accordingly, a credit of $7,778 remains on account of the Bidders.

 [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:        $2,456,439          Filing Party:      Norfolk Southern Corporation and
Form or Registration No.:      Schedule 14D-1                         Atlantic Acquisition Corporation
                                                   Date Filed:        October 24, 1996 and November 8, 1996

CUSIP NO. 208368 10 0                                              PAGE 1 OF 2

                                    14D-1

1. NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              NORFOLK SOUTHERN CORPORATION (E.I.N.: 52-1188014)
-----------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [  ]

                                                                       (b) [X]
-----------------------------------------------------------------------------

3. SEC USE ONLY
-----------------------------------------------------------------------------

4. SOURCE OF FUNDS

               BK, WC, OO
-----------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(e) or 2(f)                                                           [  ]

-----------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION

               Virginia
-----------------------------------------------------------------------------

7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               8,200,100 Common Shares
-----------------------------------------------------------------------------

8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                          [  ]
-----------------------------------------------------------------------------

9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

               9.9% of outstanding Common Shares
-----------------------------------------------------------------------------

10. TYPE OF REPORTING PERSON

               HC and CO
-----------------------------------------------------------------------------

CUSIP NO. 208368 10 0                                              PAGE 2 OF 2

                                    14D-1

1. NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            ATLANTIC ACQUISITION CORPORATION (E.I.N.: 54-1823555)
-----------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [  ]

                                                                       (b) [X]
-----------------------------------------------------------------------------

3. SEC USE ONLY
-----------------------------------------------------------------------------

4. SOURCE OF FUNDS

              AF
-----------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(e) or 2(f)                                                           [  ]

-----------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION

              Pennsylvania
-----------------------------------------------------------------------------

7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              8,200,000 Common Shares
-----------------------------------------------------------------------------

8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                          [  ]
-----------------------------------------------------------------------------

9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

              9.9% of outstanding Common Shares
-----------------------------------------------------------------------------

10. TYPE OF REPORTING PERSON

              CO
-----------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY.

   (a) The name of the subject company is Conrail Inc., a Pennsylvania corporation (the "Company"). The address of the Company's principal executive offices is 2001 Market Street, Two Commerce Square, Philadelphia,
Pennsylvania 19101-1417.

   (b) This Tender Offer Statement on Schedule 14D-1 relates to the offer by Atlantic Acquisition Corporation ("Purchaser"), a Pennsylvania corporation and a wholly owned subsidiary of Norfolk Southern Corporation, a Virginia corporation ("Parent"), to purchase all outstanding shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of the Company, including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 12, 1997, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Second Offer") at a purchase price of $115 per Share, net to the tendering shareholder in cash. According to information in the Company's Proxy Statement Supplement mailed to Company shareholders on or about December 24, 1996, as of December 5, 1996, 82,244,475 Common Shares and 7,303,920 ESOP Preferred Shares were outstanding. Also, according to information included in the Tender Offer Statement on Schedule 14D-1, dated December 6, 1996, filed with the Securities and Exchange Commission by CSX Corporation ("CSX") and attributed to the Company, on November 27, 1996, 8,263,682 Common Shares were reserved for issuance pursuant to outstanding employee stock options or upon conversion of the ESOP Preferred Shares. Also according to such Schedule 14D-1, pursuant to a Stock Option Agreement, dated as of October 14, 1996, by and between the Company and CSX, the Company has granted CSX the option to purchase in certain circumstances up to 15,955,477 Common Shares. The information set forth under "Introduction" in the Offer to Purchase annexed hereto as Exhibit (a)(1) (the "Offer to Purchase") is incorporated herein by reference.

   (c) The information set forth under "Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

   (a)-(d); (g) This Statement is being filed by Purchaser and Parent. The information set forth under "Introduction" and "Certain Information Concerning Purchaser and Parent" in the Offer to Purchase and Schedule I thereto is incorporated herein by reference.

   (e)-(f) During the last five years, neither Purchaser, Parent nor any persons controlling Purchaser, nor, to the best knowledge of Purchaser or Parent, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

   (a)-(b) The information set forth under "Introduction," "Background of the Second Offer; Contacts with the Company," "Purpose of the Second Offer and the Merger; Plans for the Company; Certain Considerations," "Certain Information Concerning the Company" and "Certain Information Concerning Purchaser and Parent" in the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   (a)-(b) The information set forth under "Introduction" and "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

   (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

   (a)-(e) The information set forth under "Introduction," "Background of the Second Offer; Contacts with the Company" and "Purpose of the Second Offer and the Merger; Plans for the Company; Certain Considerations" in the Offer to Purchase is incorporated herein by reference.

   (f)-(g) The information set forth under "Introduction" and "Effect of the Second Offer on the Market for the Common Shares; Exchange Listing and Exchange Act Registration; Margin Regulations" in the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   (a)-(b) The information set forth under "Introduction," and "Certain Information Concerning Purchaser and Parent" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

   The information set forth under "Introduction," "Purpose of the Second Offer and the Merger; Plans for the Company; Certain Considerations" and "Certain Legal Matters; Regulatory Approvals; Certain Litigation" in the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

   The information set forth under "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

   The information set forth under "Certain Information Concerning Purchaser and Parent" in the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

   (a) Not applicable.

   (b)-(c) The information set forth under "Introduction" and "Certain Legal Matters; Regulatory Approvals; Certain Litigation" in the Offer to Purchase is incorporated herein by reference.

   (d) The information set forth under "Effect of the Second Offer on the Market for the Common Shares; Exchange Listing and Exchange Act Registration; Margin Regulations" in the Offer to Purchase is incorporated herein by reference.

   (e) The information set forth under "Certain Legal Matters; Regulatory Approvals; Certain Litigation" in the Offer to Purchase is incorporated herein by reference.

   (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1)  Offer to Purchase, dated February 12, 1997.
     (a)(2)  Letter of Transmittal.
     (a)(3)  Notice of Guaranteed Delivery.
     (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
     (a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
     (a)(6)  Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
     (a)(7)  Press Release issued by Parent on February 12, 1997.
     (a)(8)  Summary Advertisement, dated February 12, 1997.
     (b)(1)  Credit Agreement, dated as of February 10, 1997, by and among Parent, Morgan Guaranty Trust Company of
             New York, as administrative agent, Merrill Lynch Capital Corporation, as documentation agent, and the banks from time to time parties thereto.
     (c)(1)  Voting Trust Agreement, dated as of February 10, 1997, by and among Parent, Purchaser and First American
             National Bank (incorporated by reference to Exhibit (c)(2) to Parent's and Purchaser's Tender Offer Statement
             on Schedule 14D-1, dated October 24, 1996, as amended on February 11, 1997).
     (c)(2)  Notice, dated February 10, 1997, delivered by Parent to the Company regarding Parent's intention to nominate directors to the Company Board and to conduct certain other business at the Company's 1997 Annual Meeting of Shareholders (incorporated by reference to Exhibit (c)(3) to Parent's and Purchaser's Tender Offer
             Statement on Schedule 14D-1, dated October 24, 1996, as amended on February 11, 1997).
     (d)     Not applicable.
     (e)     Not applicable.
     (f)     Not applicable.
     (g)(1)  Transcript of oral ruling of Judge VanArtsdalen (dated November 19, 1996, United States District Court for the Eastern District of Pennsylvania).
     (g)(2)  Emergency Motion for an Injunction Pending Appeal filed by Parent, Purchaser and Kathryn B. McQuade against the Company, CSX et al. (dated November 19, 1996, United States Court of Appeals for the Third Circuit
             and incorporated by reference to Exhibit (g)(4) to Parent's and Purchaser's Tender Offer Statement on
             Schedule 14D-1, dated October 24, 1996, as amended on November 21, 1996).
     (g)(3)  Motion for an Expedited Appeal filed by Parent, Purchaser and Kathryn B. McQuade (dated November 19,
             1996, United States Court of Appeals for the Third Circuit and incorporated by reference to Exhibit (g)(5)
             to Parent's and Purchaser's Tender Offer Statement on Schedule 14D-1, dated October 24, 1996, as amended on November 21, 1996).
     (g)(4)  Answer and Defenses of the Company, CSX et al. to Parent's, Purchaser's and Kathryn B. McQuade's Second
             Amended Complaint and the Counterclaim of the Company and CSX (dated December 5, 1996, United States
             District Court for the Eastern District of Pennsylvania and incorporated by reference to Exhibit (g)(6)
             to Parent's and Purchaser's Tender Offer Statement on Schedule 14D-1, dated October 24, 1996, as amended on December 6, 1996).
     (g)(5)  Preliminary Injunction Motion and related brief and proposed form of Order filed by Parent, Purchaser and Kathryn B. McQuade against the Company, CSX et al. (dated December 13, 1996, United States District
             Court for the Eastern District of Pennsylvania and incorporated by reference to Exhibit (g)(8) to Parent's and Purchaser's Tender Offer Statement on Schedule 14D-1, dated October 24, 1996, as amended on December
             16, 1996).
     (g)(6)  Transcript of oral ruling of Judge VanArtsdalen (dated December 17, 1996, United States District Court for the Eastern District of Pennsylvania).

                                3

     (g)(7)  Order of Judge VanArtsdalen (dated December 17, 1996, United States District Court for the Eastern District
             of Pennsylvania).
     (g)(8)  Motion for Leave to Amend the Complaint filed by Parent, Purchaser and Kathryn B. McQuade, including as an exhibit thereto, Parent's, Purchaser's and Kathryn B. McQuade's Fourth Amended Complaint (dated
             December 20, 1996, United States District Court for the Eastern District of Pennsylvania and incorporated by reference to Exhibit (g)(9) to Parent's and Purchaser's Tender Offer Statement on Schedule 14D-1,
             dated October 24, 1996, as amended on December 23, 1996).
     (g)(9)  Motion to Dismiss Counterclaim of the Company, CSX et al., filed by Parent, Purchaser and Kathryn B.
             McQuade (dated December 20, 1996, United States District Court for the Eastern District of Pennsylvania
             and incorporated by reference to Exhibit (g)(10) to Parent's and Purchaser's Tender Offer Statement on
             Schedule 14D-1, dated October 24, 1996, as amended on December 23, 1996).
     (g)(10) Petition for Declaratory Order and Other Appropriate Relief, filed by Parent and Norfolk Southern Railway
             Company against the Company, CSX et al. (dated December 27, 1996, Surface Transportation Board and incorporated by reference to Exhibit (g)(11) to Parent's and Purchaser's Tender Offer Statement on Schedule 14D-1,
             dated October 24, 1996, as amended on December 30, 1996).
     (g)(11) Motion for Preliminary Injunction filed by Parent, Purchaser and Kathryn B. McQuade against the Company,
             CSX et al. (dated January 2, 1997, United States District Court for the Eastern District of Pennsylvania
             and incorporated by reference to Exhibit (g)(12) to Parent's and Purchaser's Tender Offer Statement on
             Schedule 14D-1, dated October 24, 1996, as amended on January 2, 1997).
     (g)(12) Motion for Partial Summary Judgment filed by Parent, Purchaser and Kathryn B. McQuade against the Company,
             CSX et al. (dated January 2, 1997, United States District Court for the Eastern District of Pennsylvania
             and incorporated by reference to Exhibit (g)(13) to Parent's and Purchaser's Tender Offer Statement on
             Schedule 14D-1, dated October 24, 1996, as amended on January 2, 1997).
     (g)(13) Decision of Chairman Morgan and Vice Chairman Owen (dated January 8, 1997, Surface Transportation Board).
     (g)(14) Transcript of oral ruling of Judge VanArtsdalen (dated January 9, 1997, United States District Court for the Eastern District of Pennsylvania).
     (g)(15) Order of Judge VanArtsdalen (dated January 9, 1997, United States District Court for the Eastern District
             of Pennsylvania).
     (g)(16) Motion for Expedited Appeal filed by Parent, Purchaser and Kathryn B. McQuade (dated January 10, 1997,
             United States Court of Appeals for the Third Circuit and incorporated by reference to Exhibit (g)(14)
             to Parent's and Purchaser's Tender Offer Statement on Schedule 14D-1, dated October 24, 1996, as amended on January 10, 1997).
     (g)(17) Order of Judges Stapleton, Scirica and Nygaard (dated January 15, 1997, United States Court of Appeals for the Third Circuit).

                                  SIGNATURE

   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 1997


                                NORFOLK SOUTHERN CORPORATION

                                By: /s/ JAMES C. BISHOP, JR.
                                    -------------------------------
                                    Name: James C. Bishop, Jr.
                                    Title: Executive Vice President-Law


                                ATLANTIC ACQUISITION CORPORATION

                                By: /s/ JAMES C. BISHOP, JR.
                                    -------------------------------
                                    Name: James C. Bishop, Jr.
                                    Title: Vice President and General Counsel

                                EXHIBIT INDEX

   EXHIBIT
   NUMBER                                             DESCRIPTION
-----------  -------------------------------------------------------------------------------------------
(a)(1)       Offer to Purchase, dated February 12, 1997.
(a)(2)       Letter of Transmittal.
(a)(3)       Notice of Guaranteed Delivery.
(a)(4)       Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)       Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)       Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)       Press Release issued by Parent on February 12, 1997.
(a)(8)       Summary Advertisement, dated February 12, 1997.
(b)(1)       Credit Agreement, dated as of February 10, 1997, by and among Parent, Morgan Guaranty Trust Company of New York, as administrative agent, Merrill Lynch Capital Corporation, as documentation agent, and the banks from time to time parties thereto.
(c)(1)       Voting Trust Agreement, dated as of February 10, 1997, by and among Parent, Purchaser and First
             American National Bank (incorporated by reference to Exhibit (c)(2) to Parent's and Purchaser's
             Tender Offer Statement on Schedule 14D-1, dated October 24, 1996, as amended on February 11, 1997).
(c)(2)       Notice, dated February 10, 1997, delivered by Parent to the Company regarding Parent's intention to nominate directors to the Company Board and to conduct certain other business at the Company's
             1997 Annual Meeting of Shareholders (incorporated by reference to Exhibit (c)(3) to Parent's and Purchaser's Tender Offer Statement on Schedule 14D-1, dated October 24, 1996, as amended on February 11, 1997).
(d)          Not applicable.
(e)          Not applicable.
(f)          Not applicable.
(g)(1)       Transcript of oral ruling of Judge VanArtsdalen (dated November 19, 1996, United States
             District Court for the Eastern District of Pennsylvania).
(g)(2)       Emergency Motion for an Injunction Pending Appeal filed by Parent, Purchaser and Kathryn B. McQuade against the Company, CSX et al. (dated November 19, 1996, United States Court of Appeals for the Third Circuit and incorporated by reference to Exhibit (g)(4) to Parent's and Purchaser's
             Tender Offer Statement on Schedule 14D-1, dated October 24, 1996, as amended on November 21,
             1996).
(g)(3)       Motion for an Expedited Appeal filed by Parent, Purchaser and Kathryn B. McQuade (dated November
             19, 1996, United States Court of Appeals for the Third Circuit and incorporated by reference to Exhibit (g)(5) to Parent's and Purchaser's Tender Offer Statement on Schedule 14D-1, dated
             October 24, 1996, as amended on November 21, 1996).
(g)(4)       Answer and Defenses of the Company, CSX et al. to Parent's, Purchaser's and Kathryn B. McQuade's
             Second Amended Complaint and the Counterclaim of the Company and CSX (dated December 5, 1996,
             United States District Court for the Eastern District of Pennsylvania and incorporated by reference to Exhibit (g)(6) to Parent's and Purchaser's Tender Offer Statement on Schedule 14D-1, dated
             October 24, 1996, as amended on December 6, 1996).

                                6

   EXHIBIT
   NUMBER                                             DESCRIPTION
-----------  -------------------------------------------------------------------------------------------
(g)(5)       Preliminary Injunction Motion and related brief and proposed form of Order filed by Parent, Purchaser and Kathryn B. McQuade against the Company, CSX et al. (dated December 13, 1996, United States
             District Court for the Eastern District of Pennsylvania and incorporated by reference to Exhibit
             (g)(8) to Parent's and Purchaser's Tender Offer Statement on Schedule 14D-1, dated October 24,
             1996, as amended on December 16, 1996).
(g)(6)       Transcript of oral ruling of Judge VanArtsdalen (dated December 17, 1996, United States District
             Court for the Eastern District of Pennsylvania).
(g)(7)       Order of Judge VanArtsdalen (dated December 17, 1996, United States District Court for the Eastern
             District of Pennsylvania).
(g)(8)       Motion for Leave to Amend the Complaint filed by Parent, Purchaser and Kathryn B. McQuade, including as an exhibit thereto, Parent's, Purchaser's and Kathryn B. McQuade's Fourth Amended Complaint
             (dated December 20, 1996, United States District Court for the Eastern District of Pennsylvania
             and incorporated by reference to Exhibit (g)(9) to Parent's and Purchaser's Tender Offer Statement
             on Schedule 14D-1, dated October 24, 1996, as amended on December 23, 1996).
(g)(9)       Motion to Dismiss Counterclaim of the Company, CSX et al., filed by Parent, Purchaser and Kathryn
             B. McQuade (dated December 20, 1996, United States District Court for the Eastern District of
             Pennsylvania and incorporated by reference to Exhibit (g)(10) to Parent's and Purchaser's Tender
             Offer Statement on Schedule 14D-1, dated October 24, 1996, as amended on December 23, 1996).
(g)(10)      Petition for Declaratory Order and Other Appropriate Relief, filed by Parent and Norfolk Southern
             Railway Company against the Company, CSX et al. (dated December 27, 1996, Surface Transportation
             Board and incorporated by reference to Exhibit (g)(11) to Parent's and Purchaser's Tender Offer
             Statement on Schedule 14D-1, dated October 24, 1996, as amended on December 30, 1996).
(g)(11)      Motion for Preliminary Injunction filed by Parent, Purchaser and Kathryn B. McQuade against the
             Company, CSX et al. (dated January 2, 1997, United States District Court for the Eastern District
             of Pennsylvania and incorporated by reference to Exhibit (g)(12) to Parent's and Purchaser's
             Tender Offer Statement on Schedule 14D-1, dated October 24, 1996, as amended on January 2, 1997).
(g)(12)      Motion for Partial Summary Judgment filed by Parent, Purchaser and Kathryn B. McQuade against the Company, CSX et al. (dated January 2, 1997, United States District Court for the Eastern
             District of Pennsylvania and incorporated by reference to Exhibit (g)(13) to Parent's and Purchaser's
             Tender Offer Statement on Schedule 14D-1, dated October 24, 1996, as amended on January 2, 1997).
(g)(13)      Decision of Chairman Morgan and Vice Chairman Owen (dated January 8, 1997, Surface Transportation
             Board).
(g)(14)      Transcript of oral ruling of Judge VanArtsdalen (dated January 9, 1997, United States District
             Court for the Eastern District of Pennsylvania).
(g)(15)      Order of Judge VanArtsdalen (dated January 9, 1997, United States District Court for the Eastern
             District of Pennsylvania).
(g)(16)      Motion for Expedited Appeal filed by Parent, Purchaser and Kathryn B. McQuade (dated January
             10, 1997, United States Court of Appeals for the Third Circuit and incorporated by reference to Exhibit (g)(14) to Parent's and Purchaser's Tender Offer Statement on Schedule 14D-1, dated
             October 24, 1996, as amended on January 10, 1997).
(g)(17)      Order of Judges Stapleton, Scirica and Nygaard (dated January 15, 1997, United States Court of
             Appeals for the Third Circuit).

                                7